Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2012	2011	2012	2011
Net income available to stockholders	$1,892	$1,860	$6,206	$6,156
Less: Distributed and undistributed earnings allocated to nonvested stock	(27)	(29)	(89)	(80)
Earnings available to common shareholders	$1,865	$1,831	$6,117	$6,076
Shares Calculation
Average shares outstanding - Basic Common	5,115	5,069	5,118	5,079
Average shares outstanding - Basic Class B Common	1,938	1,914	1,932	1,906
Potential Common Stock relating to stock options	64	93	66	120
Average shares outstanding - Assuming dilution	7,117	7,076	7,116	7,105
Net Income Per Share: Basic Common	$0.28	$0.28	$0.93	$0.93
Net Income Per Share: Basic Class B Common	$0.21	$0.22	$0.70	$0.72
Net Income Per Share: Diluted	$0.26	$0.26	$0.86	$0.86

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